DUQUESNE BREWING COMPANY

Historic company making affordable, quality beers for American workers


DUQUESNE
Pilsener
BREW★NATION

grabaduke.beer Montgomery, TX

Fast Growth

Highlights

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

1. America is craving a return to real beer—the kind built on tradition, pride, and authenticity. Duquesne Brewing Company represents the true spirit of heritage beer, honoring the legacy that made American brewing great.

2. Duquesne Brewing Company is a 127 year-old American beer brand with strong recognition providing built-in brand equity and customer loyalty.

3. Strategically partnering with one of the nations largest and most respected brewers, this allows Duquesne Brewing Company to invest capital on marketing, distribution, and brand growth.

4. The iconic Duquesne Pilsener earned a Silver Medal in the 2011 World Beer Championships. The following year, Duquesne LT captured the Bronze Medal in the light beer category.

5. Duquesne Brewing Company is not a craft beer—it's a historic American brand delivering classic taste and everyday affordability for the American worker.

6. America wants the Duke, with strong sales in Pennsylvania and now in Texas, Duquesne Brewing Company's plan is to strategically capture the Mid-Atlantic and Southeast regions.

7. Brew Nations partnership delivers the scalable production capacity and consistent quality required to support nationwide beer sales.

8 The U.S. beer market exceeds $115B annually, with the premium-lager segments continuing to grow as consumers shift toward legacy brands.

Team



Bill Clevenger Founder and CEO SPV Voting Proxy

Bill leverages over 25 years of experience in the beverage and logistics industries and operation management. Bill's family has been in the beer distributing industry for decades, providing him an extensive background in wholesale/retail distribution.



Gary Hammons VP Marketing & Design

Gary is a consultant for Brew Nation. Bringing 25 years of accounting experience in both public accounting as well as extensive work in the energy sector, primary oilfield services. He holds a Texas certified public accountant (CPA) certificate.



Kristen Uccellini VP Marketing and Design

Kristen is an award-winning graphic designer with 25+ years of experience across food, finance, industrial, and lifestyle brands. A Bradley Academy graduate, her work has appeared nationwide and on the NASDAQ MarketSite Tower in Times Square.



Joseph May Counsel

Joseph May, JD (Creighton), is a securities attorney focused on fund formation and fundraising. With Big Law and startup experience, he advises founders and funds on regulatory strategy after 10 years leading startups and navigating capital raises.

Memo

Reasons to Invest

1. **Heritage with Momentum:** Originally founded in 1899 (source), Duquesne was once one of America's top 10 breweries. Brew Nation acquired the brand in 2024 to lead its national revival plans.

2. **Riding Lager Growth:** The $184B global premium lager market (2024) is growing at 4.5% annually—Duquesne is positioned to meet rising demand for quality, classic-style beers. (Source)

3. **Built to Scale Nationwide:** Backed by Brew Nation's team and infrastructure, Duquesne is aiming to move beyond its regional roots to become America's next great legacy beer revival.


FROM
PITTSBURGH
TO
America
DUQUESNE
Pilsener

THE PITCH

A Spirit of Discovery: Blending Heritage, Flavor, and Growth

Duquesne Beer is one of the most storied names in American brewing—and it's back.

First established in Pittsburgh in 1899, Duquesne Brewing Company grew to become the largest brewery in Pennsylvania and one of the ten largest in the country by the mid-20th century. Known for its flagship pilsener and iconic tagline "Have a Duke," the brand earned a loyal following across the working-class heartland.

After decades of dormancy, Brew Nation acquired the rights to Duquesne Beer in 2024 with a clear mission: restore the legacy, refresh the brand, and build a platform for national growth.



> My grandmother, Evelyn Clevenger, opened her wholesale distributor in 1958 and represented Duquesne Brewing through 1972. She inspired my journey into the beer industry. When the chance came to acquire Duquesne, I made sure I was the first call. In 2024, Brew Nation brought 'The Duke' back."
>
> — Bill Clevenger

Source: https://www.fultoncountynews.com/2025/04/09/?post_type=oht_article

Duquesne Beer isn't just a comeback story—we believe it's an opportunity to build on demand, market momentum, and brand authenticity.

OUR SOLUTION

A Legacy Pilsener, Reimagined

Duquesne Pilsener is a classic golden beer, brewed with premium hops for a smooth, crisp, and refreshing taste that honors its original flavor profile. It's a beer with story, soul, and staying power.

Duquesne LT, our light beer at just 96 calories, delivers the same quality and taste in a more sessionable package. It's light beer the way it should be—without compromise.

Both are now available in 12-pack and 30-pack cans, with additional SKUs and limited seasonal runs in the pipeline.





DUQUESNE
Pilsener
5.0% ALC/VOL. 12 FL. OZ.

A Brand With Built-in Storytelling

Duquesne isn't a startup with a gimmick—it's an American original. Our heritage goes back 125 years ([source]()), with a legacy of innovation (like being among the first to use refrigerated train cars for national shipping). That kind of authenticity is hard to replicate—and easy to market.

We're packaging that story for today's consumer: new visual identity, refreshed labeling, and digital storytelling designed to engage both legacy drinkers and new ones.



Have a "DUKE"
Duquesne
CONT. 12 FL. OZ.
DUQUESNE
PILSENER
DUQUESNE
Nothing Better on Ice
"THE FINEST BEER IN TOWN"
DUQUESNE
Can-o-Beer
PILSENER

Infrastructure Built to Scale

As part of Brew Nation's portfolio, Duquesne benefits from a shared operational platform, strategic sourcing, and streamlined production. Brew Nation has already demonstrated its ability to manage legacy beverage brands, including those outside of traditional beer.

Now, the company is in the process of finalizing its next planned strategic acquisition —another heritage brand with a 40+ year legacy and a diverse product lineup that spans categories like non-alcoholic beverages, teas, and coffees. This move potentially further strengthens Brew Nation's position as a house of legacy-driven beverage brands, designed to scale.

With Duquesne leading the portfolio, Brew Nation is actively expanding into new markets across the U.S., with licensing and distribution already in place in Pennsylvania and Texas.







Multi-Channel Growth Strategy

We're launching with a multi-pronged approach:

- **Retail Growth:** 12-packs currently available at Giant Eagle, Pennsylvania
    - Initial potential markets include: TN, NC, SC, WV, PA, MD, TX, OH, and GA
- **On-Premise Visibility:** Focused taproom and bar partnerships plans to reignite local affinity
- **National Vision:** Duquesne will anchor Brew Nation's long-term growth strategy, with the goal of expanding into all 50 states
- **Digital & Traditional Marketing:** Messaging centered around authenticity, taste, and heritage—combined with modern storytelling and potential brand partnerships
- **Production Partnerships:** Brew Nation is working with one of the largest and most trusted contract brewers in the country—the same facilities behind some of America's most recognized and widely distributed beer brands

THE MARKET & OUR TRACTION



The Beer Market Is Massive—and Growing

- **U.S. breweries market: $119.2B (2024),** projected to reach **$139.3B by 2032** (CAGR 2.0%). (Source)
- **North America beer market:** this market's expected to grow from **about $180B+** to **$269.1B by 2032** (CAGR ~4.6%). (source)
- **Premium lager market: $184B** globally in 2024, growing **~4.5% annually** from 2025-2030. (source)

GLOBAL PREMIUM LAGER MARKET



Market size reflects third party global premium lager estimates for separate market segments and does not reflect the Company's current or projected revenues.

Lager remains the dominant beer style, with increasing demand for premium-quality, story-driven brands.

Performance Highlights

Following Brew Nation's 2024 acquisition, Duquesne quickly grew beyond the reach of its former ownership. . Distributors and consumers are now reaching out directly to carry and purchase the brand, driven by a refreshed presence on social media, earned PR, and word-of-mouth.

Recent production milestones include two 2,000-barrel batches of Duquesne Pilsener in Q2 2025, with plans to scale into additional territories by year-end.

Authenticity Sells

We believe today's consumers want brands with a story—something real. Duquesne isn't "craft beer" in the conventional sense, but it checks every box that today's drinkers care about: authenticity, taste, origin, and values.

We're tapping into this cultural shift with a product that delivers both quality and nostalgia.

WHY INVEST

A Legacy Pilsener with National Growth Plans

Duquesne is more than a regional comeback—it's a platform for national expansion, powered by a 125-year-old story and a modern growth engine.

Unlike some legacy beer giants attempting to pivot within rigid infrastructure, Brew Nation is diversifying from day one—building a portfolio that spans categories, channels, and consumer segments. It's a new kind of beverage company: leaner, faster, and aiming to strategically position itself to meet today's demand with tomorrow's scale.

Brew Nation is raising $1.235 million to fund the next stage of Duquesne's planned expansion:

- **50%** – Growth and marketing initiatives

- **20%** – Inventory and product development

- **30%** – Future acquisitions to expand the beverage portfolio




FUTURE ACQUISITIONS TO EXPAND THE BEVERAGE PORTFOLIO
GROWTH & MARKETING INITIATIVES
INVENTORY & PRODUCT DEVELOPMENT
"Grab a DUKE!"

Percentages reflect intended use of net proceeds after platform fees and are subject to change.

Investors are joining a team that believes in discipline, execution, and legacy. Brew Nation isn't chasing trends—it's building a long-term, scalable business that delivers what has always worked: quality products, authentic brands, and bold strategy.

This is the opportunity to be part of an American revival journey—led by a company with its eyes aiming to be on shelves across all 50 states.


OWN A PIECE OF AMERICA'S
COMEBACK PILSENER
DUQUESNE
Pilsener